SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                    CERTIFICATE
Cinergy Corp. et al.                OF
File No.  70-8933                   NOTIFICATION

(Public Utility Holding Company Act of 1935)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp., a Delaware corporation ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662, Cinergy Services hereby provides the following information:

1. The following summary, covering the quarterly period ended December 31, 1997 ("Fourth Quarter 1997"), updates the business activities of Cinergy Solutions, Inc. ("Cinergy Solutions"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments, as previously reported in this docket:

     a.   Energy Management Services.   Cinergy Solutions continued marketing
on a pilot basis its "On-Site Energy Manager" program, under which large industrial customers may hire a qualified Cinergy Solutions "energy advisor" to be posted on site at the customer's facilities to identify, develop and manage a comprehensive turn-key program to realize energy savings and cost reductions.

     b.   Asset Management Services.    Cinergy Solutions continued to market
two types of services, large and small asset management, under the names "Customized Cinergy Solutions" and "Energy Project Services," respectively. "Customized Cinergy Solutions" provide large commercial and industrial customers assistance in managing their power needs. Specific services include engineering services, turnkey energy project management services, asset maintenance, operation, fuel procurement and financing/ leasing assistance. Target projects focus in the areas of substation, power reliability, boilers, propane storage systems, and coal and fly ash handling. "Energy Project Services" provide commercial and industrial customers assistance in managing their energy needs within their facilities. Specific services include auditing services, turnkey energy project management services, financing/ leasing and facility energy management assistance. Projects focus in the areas of power factor correction, lighting, HVAC, and energy management systems.

     c. Consulting Services. Nothing to report, except to the extent included within the other activities described herein.

     d. QF Project Development and Ownership. See Cinergy's Quarterly Reports on Form U-9C-3 for information concerning Trigen-Cinergy Solutions LLC.

     e. Consumer Services. In partnership with an outside provider, Cinergy Solutions continued offering to residential customers on a pilot basis a service contract program (called "Appliance Protection Plus") covering parts and labor for mechanical breakdowns of existing appliances and HVAC systems.

     f. Customer Financing. In tandem with a bank, Cinergy Solutions continued marketing "Quick Credit," a financial services program providing residential, commercial, and institutional customers with financing for retrofit or replacement of their HVAC systems and other types of energy-related projects.

     g. Third-Party Alliances. See Cinergy's Quarterly Reports on Form U-9C-3 for information with respect to Trigen-Cinergy Solutions and Cadence Network LLC.

2. During the Fourth Quarter 1997, Cinergy Services provided accounting, executive, legal, information systems, marketing and customer relations, materials management, and engineering and construction services to Cinergy Solutions for a total cost of approximately $934,000.

3. During the Fourth Quarter 1997, neither Cinergy nor Cinergy Investments guaranteed any financial obligations of Cinergy Solutions. During the Fourth Quarter 1997, Cinergy Investments made net open-account advances to Cinergy Solutions totaling approximately $1,000,000 at annual interest rates ranging from 5.99% to 6.20%.

4. During the Fourth Quarter 1997, Cinergy Solutions did not enter into any long-term contract by which Cinergy Solutions performs long-term operations, load control or network control of any electric generation, transmission or distribution facility.

5. Financial statements for Cinergy Solutions with respect to the Fourth Quarter 1997 will be filed as exhibits to Cinergy's Annual Report on Form U5S for the year ended December 31, 1997.

                                              S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       February 13, 1998

                                       CINERGY SERVICES, INC.


                                       By:   /s/William L. Sheafer
                                            Vice President and Treasurer